

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

October 29, 2008

Via U.S. mail

Donald R. Gardner
Chief Executive Officer and Chief Financial Officer
Silver Bay Resources Inc.
4133 Stanford Ave.
Dallas, TX 75225

>   **Re: Silver Bay Resources Inc.**
>   **Registration Statement on Form S-1**
>   **Amendment No. 1**
>   **Filed October 20, 2008**
>   **File No. 333-153510**

Dear Mr. Gardner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

1.   We note your response to our prior comment 1. We also note your statement on the Prospectus cover page that "However, due to the fact that the Company will not receive any of the proceeds of the offering, this offering is not a primary offering by or on behalf of the Company." Please remove this statement from the Prospectus.

2.   We note your response to our prior comment 2. However, there is still a reference to convertible debentures in Footnote 2 to the Calculation of Registration Fee table on the amended Form S-1 cover sheet. Please revise.

3.   We note your response to our prior comment 3. However, there are still two references to "founders" (plural) in the amended Form S-1, one on page F-4 and another on page F-5. Please revise.

4.   We note your response to our prior comment 6. However, there is still a reference on page 16 of the amended Form S-1 to expenses of the offering being $65,000. Please revise.

5.   We note your response to our prior comment 8. We note that on the Exhibit List the Loan Agreement is referred to as being dated July 31, 2008, and elsewhere in the document there are references to the loan being made as of July 31, 2008 (for example, on page 25). By contrast, the Loan Agreement that appears as Exhibit 10.2 is dated June 15, 2008. Is this the same loan or were there multiple loans? Please explain and revise appropriately.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: N. Gholson
    Via Facsimile:
    Diane Dalmy, Esq., Attorney at Law, (303) 988-6954
    John Briner, Esq., John Briner Law Corporation, (604) 685-7551